United States
                      Securities and Exchange Commission
                              Washington D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                               ATARI CORPORATION
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)


                                  046515102
                               (CUSIP Number)

                             Peter R. Haje, Esq.
                      General Counsel, Time Warner Inc.
                 75 Rockefeller Plaza, New York, NY 10019
                               (212) 484-8000
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications)

                               March 22, 1995
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13D

CUSIP No. 046515102

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person
       Time Warner Inc.
       IRS NO. 13-1388520

2  Check the appropriate box if a member of a group*
       a//              b//

3  SEC USE ONLY

4  Source of Funds*
       Not Applicable

5 Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
       //

6  Citizenship or place of organization
       Delaware

Number of shares beneficially owned by each Reporting Person with

7  Sole voting power

8  Shared voting power
       15,615,500 (See Item 5)

9  Sole dispositive power

10 Shared dispositive power
       15,615,500 (See Item 5)

11 Aggregate amount beneficially owned by Reporting Person
       15,615,500

12 Check box if the aggregate amount in Row (11) excludes certain shares*
       //

13 Percent of class represented by amount in Row (11)
       Approximately 24.5%

14 Type of Reporting Person*
       CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                      ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                   SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP No. 046515102

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person
      Warner Communications Inc.
      IRS NO. 13-2696809

2  Check the appropriate box if a member of a group*
       a//          b//

3  SEC USE ONLY

4  Source of Funds*
       Not Applicable

5 Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
       //

6  Citizenship or place of organization
        Delaware

Number of shares beneficially owned by each Reporting Person with

7  Sole voting power

8  Shared voting power
        15,615,500 (See Item 5)

9  Sole dispositive power

10 Shared dispositive power
        15,615,500 (See Item 5)

11 Aggregate amount beneficially owned by Reporting Person
        15,615,500

12 Check box if the aggregate amount in Row (11) excludes certain shares*
        //

13 Percent of class represented by amount in Row (11)
        Approximately 24.5%

14 Type of Reporting Person*
        CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                      ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                   SCHEDULE, AND THE SIGNATURE ATTESTATION.

                    AMENDMENT NO. 5 TO SCHEDULE 13D


     Time Warner Inc., a Delaware corporation ("Time Warner") and its wholly owned subsidiary Warner Communications Inc., a Delaware corporation ("WCI") (collectively, the "Reporting Persons"), hereby amend and supplement the Amended and Restated Statement on Schedule 13D, relating to the Common Stock, $.01 par value per share (the "Common Stock") of Atari Corporation ("Atari"), dated March 28, 1994, as filed with the Securities and Exchange Commission on March 29, 1994 by the Reporting Persons and amended on April 20, 1994. As provided in the Amended and Restated Schedule 13D, as amended, and a Joint Filing Agreement filed as an Exhibit thereto (which Exhibit is incorporated herein by reference), the Reporting Persons have agreed, pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, to file one statement with respect to their ownership of Common Stock of Atari. The Amended and Restated Schedule 13D, as amended, of the Reporting Persons is hereinafter referred to as the "Statement."

     Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to them in the Statement.

     Item 4. PURPOSE OF TRANSACTION.

             Item 4 is hereby amended in its entirety to read as follows:

             "Time Warner has recently announced its intention to enhance its financial position through sales of non-core assets. The securities of Atari beneficially owned by Time Warner, WCI and Games are among the non-core assets that may be sold in furtherance of Time Warner's announced policy. Accordingly, Time Warner, WCI and Games expect to dispose of some or all of their holdings of Atari securities from time to time in open market transactions or otherwise. As described in Item 5, WCI has begun making sales.

             "Other than as described above or in Item 5 herein, neither Time Warner, WCI or Games has any current plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of Atari; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Atari or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Atari or any of its subsidiaries; (iv) any change in the present board of directors or management of Atari, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Atari; (vi) any other material change in Atari's business or corporate structure;
(vii) changes in Atari's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Atari by any person; (viii) causing a class of securities of Atari to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of Atari to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence."

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

             The fourth, fifth and sixth paragraphs of Item 5 of the Statement are hereby amended in their entirety to read as follows:
             "Between February 17, 1995 and March 21 and 22, 1995, WCI sold an aggregate of 154,500 shares of Atari Common Stock on the open market as follows:

                                Number of
               DATE            SHARES SOLD         Price

             2/17/95             4,500           $ 3 1/2

             3/21/95            58,000           $ 3 1/4
                                 2,000           $ 3 5/16

             3/22/95            70,600           $ 3 1/4
                                19,400           $ 3 5/16
                                ------
                      Total    154,500

             "According to Atari, on December 31, 1994, there were outstanding on such date 63,648,535 shares of Atari Common Stock. The 15,615,500 shares of Atari Common Stock beneficially owned by Time Warner constitutes approximately 24.5% of the outstanding Atari Common Stock. The 15,545,500 and 70,000 shares of Atari Common Stock held by WCI and Games constitutes, respectively, 24.42% and 0.11% of the outstanding Atari Common Stock.

             "Time Warner and WCI have the sole power to vote and, subject to the restrictions described in Item 6 of the Statement, the sole power to dispose of the 15,615,500 shares of Atari Common Stock. Time Warner, WCI and Games have the sole power to vote, and subject to the restrictions as set forth in
Item 6 of the Statement, the power to dispose of the 70,000 shares of Atari Common Stock acquired by Games pursuant to the Games Stock Purchase Agreement and owned beneficially by WCI and Time Warner.

             "Other than as described in Item 4 herein, neither Time Warner, WCI or Games is aware of any beneficial ownership of, or any transaction within 60 days before the filing of this Statement on Schedule 13D in, any shares of Atari Common Stock by Time Warner, WCI, Games or any person listed on Annex A or Annex B hereto."

             Items (d) and (e) are not applicable.



                               SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  March 23, 1995             TIME WARNER INC.



                              By /s/Peter R. Haje
                                  Name: Peter R. Haje
                                  Title: Executive Vice President


                                  WARNER COMMUNICATIONS INC.



                              By /s/Peter R. Haje
                                  Name: Peter R. Haje
                                  Title: Executive Vice President


                               ANNEX A

           The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.

                                  Principal Occupation or
NAME                 OFFICE       EMPLOYMENT AND ADDRESS

Merv Adelson         Director     Chairman, East-West
                                  Capital Associates
                                  11111 Santa Monica Blvd.
                                  Los Angeles, CA  90025
                                  (private investment company)

Timothy A.           Senior Vice  Senior Vice President,
Boggs                President    Time Warner*
                                  800 Connecticut Ave.,
                                  NW, Suite 800
                                  Washington, DC 20006

Richard J.           Senior Vice  Senior Vice President
Bressler             President    and Chief Financial
                     and Chief    Officer, Time Warner*
                     Financial
                     Officer

Lawrence B.          Director     Partner,
Buttenwieser                      Rosenman & Colin
                                  575 Madison Avenue
                                  New York, NY  10022
                                  (attorney)

Edward S.            Director     Chairman, Finkelstein
Finkelstein                       Associates Inc.
                                  712 Fifth Avenue
                                  New York, NY  10019
                                  (consulting)

Beverly Sills        Director     Chairman-Lincoln Center
Greenough                         for the Performing Arts
                                  211 Central Park West
                                  New York, NY 10024
                                  (entertainment)

Peter R. Haje        Executive    Executive Vice President,
                     Vice         Secretary and General
                     President,   Counsel, Time Warner*
                     Secretary
                     and General
                     Counsel

Carla A. Hills       Director     Chairman and Chief Executive
                                  Officer
                                  Hills & Company
                                  1200 19th Street, NW
                                  Washington, DC 20036
                                  (international trade
                                  consultants)

Tod R. Hullin        Senior Vice  Senior Vice President
                     President    Time Warner*

David T. Kearns      Director     Fellow,
                                  Senior University
                                  Harvard University
                                  100 First Stamford Place
                                  Stamford, CT 06904-2340

Gerald M. Levin      Director,    Chairman and Chief
                     Chairman     Executive Officer,
                     and Chief    Time Warner*
                     Executive
                     Officer

Philip R.            Senior Vice  Senior Vice President,
Lochner, Jr.         President    Time Warner*

Henry Luce, III      Director     Chairman and Chief
                                  Executive Officer,
                                  The Henry Luce Foundation, Inc.
                                  720 Fifth Avenue
                                  New York, NY  10019
                                  (private foundation)

Reuben Mark          Director     Chairman and Chief
                                  Executive Officer
                                  Colgate-Palmolive Company
                                  300 Park Avenue
                                  New York, NY 10022
                                  (consumer products)


Michael A. Miles     Director     Former Chairman and
                                  Chief Executive Officer of
                                  Philip Morris Companies Inc.,
                                  Director of Sears Roebuck
                                  & Co., Dean Witter and
                                  Discover & Co.

J. Richard           Director     Chairman of the
Munro                             Executive/Finance
                                  Committee and Advisor to
                                  the Company
                                  Time Warner*

Richard D.           Director     Director and President,
Parsons              and          Time Warner*
                     President    Former Chairman and
                                  Chief Executive Officer,
                                  The Dime Savings Bank
                                  of New York

Donald S.            Director     Former Chairman and
Perkins                           Director of Various Companies
                                  Jewel Companies Inc.
                                  Suite 2700
                                  One First National Plaza
                                  Chicago, IL  60603

Raymond S.           Director     Financial Consultant and
Troubh                            Director of Various Companies
                                  10 Rockefeller Plaza
                                  New York, NY  10020
                                  (financial consultant)

Francis T.           Director     Vincent Enterprises
Vincent, Jr.                      (private investor),
                                  and Director of Various
                                  Companies

____________________
*The business address of Time Warner is 75 Rockefeller Plaza,
 New York, NY 10019.


                               ANNEX B


           The following is a list of the directors and executive officers of Warner Communications Inc. ("WCI"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of WCI, each person is a citizen of the United States of America.


                                  Principal Occupation or
NAME                OFFICE        EMPLOYMENT AND ADDRESS

Richard J.          Senior Vice   Senior Vice President
Bressler            President     Chief Financial Officer,
                    and Chief     Time Warner*
                    Financial
                    Officer

Peter R. Haje       Director and  Executive Vice
                    Executive     President, Secretary
                    Vice          and General Counsel,
                    President     Time Warner*

Tod R. Hullin       Director and  Senior Vice President,
                    Senior Vice   Time Warner*
                    President

Deane F.            Office of     Office of the President,
Johnson             the President Warner Communications
                                  Inc., 1271 Avenue of the
                                  Americas
                                  New York, New York 10020

Gerald M.           Director,     Chairman and Chief
Levin               Chairman      Executive Officer,
                    and Chief     Time Warner*
                    Executive
                    Officer

Philip R.           Senior Vice   Senior Vice President,
Lochner, Jr.        President     Time Warner*

Richard D.          Director      Director and President,
Parsons             and Office    Time Warner*
                    of the
                    President

_____________________
*The business address of Time Warner and WCI is 75 Rockefeller
Plaza, New York, NY 10019.